INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

March 29, 2021

Via EDGAR

Alan Campbell

Joe McCann

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Inspira Technologies OXY B.H.N. Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed March 22, 2021

File No. 333-253920

Dear Sirs:

The purpose of this letter is to respond to your letter of March 24, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 29, 2021, we filed amendment No. 3 to the registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Amendment No. 2 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 60

1. Please address the following regarding your response dated March 22, 2021 to prior comment number seven:

● Your response does not provide the fair values assigned for the shares underlying your options granted on February 21, 2021 and March 16, 2021. Please revise this section of your MD&A to detail the options granted during 2020 and 2021, including number of shares, exercise price, and estimated fair value per share at grant date used to value the options.

RESPONSE: We have added a description of the Company’s grants of share-based compensation in 2020 and 2021 to the MD&A under share-based compensation section on page 61.

2021 grants are based on an estimated fair value per share of the current assumed public offering price, as we believe those grants were issued closer to the date of the proposed public offering. We are still in the process of completing our valuation on the share-based compensation that was issued in 2021.

●You disclose on page F-43 that you signed certain agreements would require you to issue 2,950,000 shares upon an initial public offering within certain agreed upon dates. Please tell us the agreed upon dates before which the offering must take place under these agreements. To the extent any portion of those shares is likely to be triggered by your current proposed offering, revise this section of your MD&A to disclose that fact and quantify the expected charge to be recorded.

RESPONSE: The reference to 2,950,000 ordinary shares stated in our financial statements refers to 236,000 ordinary shares following our reverse stock split. We have added a description of these agreements to the MD&A section under shared-based compensation on page 61.

● You disclose in your Capitalization and Dilution tables that you expect the issuance of the following: (i) 5,518,956 Ordinary Shares issued as bonus shares in November 2020 for no consideration to our shareholders; (ii) 1,987,617 Ordinary Shares, issued pursuant to the Termination Agreement upon the conversion of a convertible note in the amount of A$3,535,750 (approximately $2,374,004); (iii) 236,000 Ordinary Shares issued to a promoter as part of the Termination Agreement; (iv) 1,379,848 Ordinary Shares to be issued upon the conversion of the SAFEs; (v) 725,861 Ordinary Shares to be issued upon the conversion of certain convertible loan agreements; and (vi) 414,441 Ordinary Shares to be issued to financial advisors upon the consummation of this offering. For each of these issuances that will result in an additional incremental expense upon its issuance, revise this section to quantify the amount to be expensed and the nature of the charge.

RESPONSE: We have responded to each item separately below:

(i) with respect to the 5,518,956 Ordinary Shares issued as bonus shares in November 2020 for no consideration to our shareholders, this issuance does not result in an additional expense upon issuance but an internal equity classification.

(ii) with respect to the 1,987,617 Ordinary Shares, issued pursuant to the Termination Agreement upon the conversion of a convertible note in the amount of A$3,535,750 (approximately $2,374,004). this issuance does not result in an additional expense upon issuance but only a conversion of a liability to equity.

(iii) with respect to the 236,000 Ordinary Shares issued to a promoter as part of the Termination Agreement, this resulted in an additional expense of $815,000.

(iv) with respect to the 1,379,848 Ordinary Shares to be issued upon the conversion of the SAFEs, the conversion of the SAFEs does not result in additional expenses but only a conversion of a convertible note to equity.

(v) with respect to the 725,861 Ordinary Shares to be issued upon the conversion of certain convertible loan agreements, the conversion of the convertible loan agreements results in an additional expense of $200,000 related to a promoters’ fees in cash.

(vi) with respect to the 414,441 Ordinary Shares to be issued to financial advisors upon the consummation of this offering, the issuance of these ordinary shares will result in an additional expense of $1,480,000 in promoter fees.

We have added these disclosures to the MD&A on page 61.

Set forth below is information in response to a comment on the expected costs of treatment with our ART system that we received during our telephone conversation with the Staff on March 25, 2021, relating to slide “Health Economics Model – Driving Factors” of our Free Writing Prospectus filed with the Commission on March 22, 2021.

We have revised our disclosure on page 69 of the amended Form F-1 to remove references to the expected costs of treatment with our ART system. Similarly, we have revised slide “Health Economics Model – Driving Factors” of our amended Free Writing Prospectus filed with the Commission on March 29, 2021, to remove references to the expected costs of treatment with our ART system. Considering our company’s stage of development and the fact that we do not have an approved product yet, we believe that it is best to refrain from providing the exact numbers for the costs of treatment with our ART system. However, we believe that such costs will be significantly lower than the costs of mechanical ventilation treatment due to several reasons. Firstly, there is no need for weaning because treatment with our ART system does not require induced coma and intubation. Secondly, absence of weaning reduces the number of days spent in an intensive care unit. Finally, our ART system is also designed for treatment of patients in general medical unit settings, therefore, the costs are further expected to be reduced because the daily bed costs in a general medical unit setting significantly lower the costs of staying in an intensive unit care.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn